Exhibit 9.2

Galloway Capital Partners, LLC

October 27, 2026

Robert Ellin, Executive Chairman
PodcastOne, Inc.
345 North Maple Drive, Suite 295
Beverly Hills, CA 90210

Dear Mr. Ellin:

Galloway Capital, LP and its affiliates are significant shareholders of PodcastOne, Inc. We believe the Company’s public market valuation substantially understates the value of its business and its potential to a strategic acquirer.

Since becoming publicly traded approximately three years ago, PodcastOne has expanded its revenue, programming and audience. In September 2026, PodcastOne ranked eighth among participating U.S. podcast publishers and networks measured by Podtrac, reaching approximately 5.8 million unique U.S. listeners. Despite this progress, we believe the Company’s operating achievements remain inadequately reflected in its share price.

In our view, PodcastOne’s content portfolio, advertising relationships and distribution capabilities could command a meaningful premium in a strategic transaction. Based on our estimated annual revenue of $65 million to $75 million, a valuation of three to four times revenue implies an enterprise value of approximately $195 million to $300 million, potentially translating to approximately $6.50 to $10 per share at the upper end. A major media company could unlock additional value through broader distribution, advertising cross-selling and operating efficiencies.

We therefore strongly urge the Board to retain an investment bank or strategic advisor firm promptly to conduct a comprehensive review of alternatives to maximize shareholder value, including a sale, merger or other strategic transaction.

The persistent gap between PodcastOne’s operating performance and public market valuation warrants decisive action by the Board. Continuing the current approach without formally evaluating strategic alternatives risks prolonging that discount and overlooking opportunities to deliver value to the Company’s shareholders.

We request a prompt response outlining the Board’s proposed next steps and welcome the opportunity to discuss our views as well as recommend an investment bank. Please contact me at bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway
Chief Executive Officer